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                            KINROSS GOLD CORPORATION

                  REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

              SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

                   SECTION 141 OF THE SECURITIES ACT (ALBERTA)


A.      THE NAME AND ADDRESS OF THE OFFEROR:

        Kinross Gold Corporation
        40 King Street West
        52nd Floor
        Toronto, Ontario M5H 3Y2

B. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITYHOLDING PERCENTAGE IN THE CLASS OF SECURITIES OF WHICH THE OFFEROR WILL ACQUIRE OWNERSHIP OR CONTROL IN THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE OBLIGATION TO FILE THE NEWS RELEASE, AND WHETHER IT WILL BE OWNERSHIP OR CONTROL THAT WILL BE ACQUIRED IN THOSE
        CIRCUMSTANCES:

        On August 8, 2006, Kinross Gold Corporation (the "Corporation") announced that it had agreed to acquire 3.5 million common shares of X-Cal Resources Ltd. ("X-Cal"). Upon completion of this transaction, Kinross will beneficially own 13 million common shares of X-Cal representing approximately 10.5% of the issued and outstanding shares of X-Cal.

        The closing of the private placement of common shares of X-Cal is subject to receipt of regulatory approval and satisfaction of all of other closing conditions.

C. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITYHOLDING PERCENTAGE IN THE CLASS OF SECURITIES IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO OBLIGATION TO FILE THE NEWS RELEASE:

        See paragraph B above.

D. THE DESIGNATION AND NUMBER OF PRINCIPAL AMOUNT OF SECURITIES AND THE PERCENTAGE OF OUTSTANDING SECURITIES OF THE CLASS OF SECURITIES REFERRED TO IN PARAGRAPH (C) OVER WHICH

        (i) THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS OWNERSHIP AND CONTROL:

                See paragraph B above.

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        (ii)    THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS
                OWNERSHIP BUT CONTROL IS HELD BY OTHER PERSONS OR COMPANIES
                OTHER THAN THE OFFEROR OR ANY JOINT ACTOR:

                Nil.

        (iii) THE OFFEROR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAS EXCLUSIVE OR SHARED CONTROL BUT DOES NOT HAVE OWNERSHIP:

                Nil.

E. THE NAME OF THE MARKET IN WHICH THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE TOOK PLACE:

        Not applicable.

F. THE PURPOSE OF THE OFFEROR AND ANY JOINT ACTORS IN EFFECTING THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE, INCLUDING ANY FUTURE INTENTION TO ACQUIRE OWNERSHIP OF, OR CONTROL OVER, ADDITIONAL SECURITIES OF THE REPORTING ISSUER:

        These securities were acquired for investment purposes and, other than as indicated therein, the Corporation may increase or decrease its holdings in X-Cal at attractive prices at any time.

G. THE GENERAL NATURE AND THE MATERIAL TERMS OF ANY AGREEMENT, OTHER THAN LENDING ARRANGEMENTS, WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER ENTERED INTO BY THE OFFEROR, OR ANY JOINT ACTOR, AND THE ISSUER OF THE SECURITIES OR ANY OTHER ENTITY IN CONNECTION WITH THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE NEWS RELEASE, INCLUDING AGREEMENTS WITH RESPECT TO THE ACQUISITION, HOLDING, DISPOSITION OR VOTING OF ANY OF THE
        SECURITIES:

        Not applicable.

H. THE NAMES OF ANY JOINT ACTORS IN CONNECTION WITH THE DISCLOSURE REQUIRED BY THIS FORM:

        Not applicable.

I. IN THE CASE OF A TRANSACTION OR OCCURRENCE THAT DID NOT TAKE PLACE ON A STOCK EXCHANGE OR OTHER MARKET THAT REPRESENTS A PUBLISHED MARKET FOR THE SECURITIES, INCLUDING AN ISSUANCE FROM TREASURY, THE NATURE AND VALUE OF THE CONSIDERATION PAID BY THE OFFEROR:

        C$0.32 per Common Share.


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J.      IF APPLICABLE, A DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACT SET OUT
        IN A PREVIOUS REPORT BY THE OFFEROR UNDER THE EARLY WARNING REQUIREMENTS OR PART 4 OF NATIONAL INSTRUMENT 62-103 IN RESPECT OF THE REPORTING ISSUER'S SECURITIES:

        Not applicable.

        DATED this 9th day of August, 2006.



                                       KINROSS GOLD CORPORATION

                                       Per:  /SHELLEY M. RILEY/
                                             -----------------------------------

                                              Shelley M. Riley

                                              Vice President, Administration and

                                              Corporate Secretary